UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

WILLBROS GROUP, INC.

(Exact Name of registrant as specified in its charter)

Delaware

(State or Other Jurisdiction of Incorporation)

1-34259	30-0513080
(Commission File Number)	(IRS Employer Identification No.)

4400 Post Oak Parkway, Suite 1000, Houston, Texas	77027
(Address of Principal Executive Offices)	(Zip Code)

Linnie Freeman, Senior Vice President and General Counsel (713) 403-8000

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2017.

Section 1–Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Willbros Group, Inc. (the “Company,” “we,” “us” or “our”), is filed pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2017 to December 31, 2017. A copy of our Conflict Minerals Disclosure is provided in this Item 1.01, and is publicly available at http://www.willbros.com.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Conflict Minerals Disclosure as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. The “Covered Countries” for purposes of the Rule and this Conflict Minerals Disclosure are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola. As described in this Conflict Minerals Disclosure, certain of our operations may have manufactured, or contracted to manufacture, products containing Conflict Minerals that are necessary to the functionality or production of those products.

We have adopted a policy, incorporating the standards in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. Our policy states that we support the goal of ending violent conflict in the Covered Countries and are committed, and expect our suppliers to be committed, to responsible sourcing of Conflict Minerals. The policy further states that we expect our suppliers to provide appropriate information and conduct appropriate due diligence to ensure that we comply with the Rule and that Conflict Minerals are sourced in a manner that results in products and materials that are “DRC Conflict Free.”

To determine if the Rule was applicable, we conducted an initial assessment of the products we may have manufactured or caused to be manufactured in 2017 to determine whether there were products for which (i) Conflict Minerals are necessary to the functionality or production of that product; (ii) that may have been manufactured, or contracted to be manufactured by us; and (iii) for which the manufacture may have been completed during calendar year 2017 (“Covered Products”). From that assessment we found that products produced and/or sold by one of the Company’s business units may be subject to the Rule. The Covered Products that could contain Conflict Minerals include components, such as valves, gaskets, and pipe materials, used in the repair and maintenance of tanks and the fabrication of a truck off load system.

We do not source Conflict Minerals directly from mines, smelters, or refiners. Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals. We therefore must rely on suppliers to provide information regarding the origin of Conflict Minerals that are included in the potential Covered Products, which were sourced from that supplier.

We established a target list of suppliers to contact by identifying the relevant supplies and materials found in the Covered Products, selecting the supplies and materials likely to contain a Conflict Mineral or that were a typical industry use of a Conflict Mineral, and cross referencing and connecting those materials to our suppliers. We identified 13 vendors from whom we purchased components that potentially could contain necessary Conflict Minerals (the “Subject Suppliers”).

After identifying this group, we conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country or whether they came from recycled or scrap sources. We engaged in a systematic outreach to all Subject Suppliers, utilizing the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template, developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative, to request confirmation of the presence of Conflict Minerals in the raw materials or components they supplied to the Company and information regarding the country and facility of origin of any such Conflict Minerals. Specifically, our efforts included sending to each Subject Supplier an initial communication containing the reporting template and providing access to an engagement portal with educational resources intended to facilitate their understanding of the RCOI process and the reporting template questions. We sent follow-up requests by email and telephone to non-responsive Subject Suppliers. We ultimately received responses from nine of the 13 Subject Suppliers contacted. We reviewed the responses for plausibility and consistency and requested additional information needed to clarify any responses. The smelter and refiner information collected was compared against the lists for smelters and refiners kept by the Conflict-Free Sourcing Initiative, which contains companies that are known metal processors, countries of origin for certain mines, and conflict-free certification status for certain smelters and refiners. Based on the results of our RCOI, we have no reason to believe that the Conflict Minerals necessary to one or more of the products used in the maintenance and repair of tanks or fabrication of a truck off load system may have originated within the Covered Countries.

Item 1.02	Exhibit

Not applicable.

Section 2—Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLBROS GROUP, INC.

Date: May 31, 2018	By:	/s/ Linnie Freeman
Linnie Freeman
Senior Vice President and General Counsel

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